FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191– 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sophie Zurquiyah joins CGG as SEVP of its new Geology, Geophysics and Reservoir (GGR) Division

Paris, France – February 6th 2013

CGG announces today the appointment of Sophie Zurquiyah as Senior Executive Vice President of the Geology, Geophysics and Reservoir (GGR) Division. Sophie joined CGG on February 5th and will be based in Houston, Texas.

Sophie is a graduate of the Ecole Centrale de Paris and holds a Master of Science in Numerical Analysis from the Pierre and Marie Curie University (Paris 6), as well as a Master of Science in Aerospace Engineering from the University of Colorado. Having started her career with Schlumberger in 1991 as a geophysics engineer, Sophie held a variety of positions in Engineering and Manufacturing in France before moving to the United States to head a Schlumberger Technology Center, which engineers and manufactures oilfield equipment. Sophie transferred to Operations in 2003, becoming General Manager for the Schlumberger South Latin America region, based in Rio de Janeiro.

After five years outside France, she took the position of Human Resources Director for Oilfield Services at Schlumberger headquarters in Paris. She then became Chief Information Officer for Schlumberger Limited between 2007 and 2009, when she was responsible for Information Systems and IT services globally.

In 2009 Sophie was appointed President of Schlumberger Data and Consulting Services, based in Houston. In this capacity, she headed a business supported by a large group of Petro-technical experts that perform the interpretation of Schlumberger measurements as well as provide sub-surface consulting services. In her last position, from mid-2012 she was VP of Sustaining Engineering, in charge of a global organization supporting all Schlumberger commercial products and technologies.

Jean-Georges Malcor, CEO, CGG, said: “Sophie has extensive experience in the Oil Services industry, a strong international profile and considerable knowledge of our business and its environment. The addition of Sophie to our team will help us to build the new GGR division and move into the high-end integrated geology & geophysics and reservoir characterization market. I would like to take this opportunity to welcome Sophie to CGG and wish her the greatest success in her new position.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 10,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Investor Relations Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Group Communications Antoine Lefort Tel: +33 1 64 47 34 89 E-mail: media.relations@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 6th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP